SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The SCO Group, Inc.
---------------------------------------------
(Name of Issuer)

Common Stock,
par value $.001 per share
---------------------------------------------
(Title of Class of Securities)

78403A106
---------------------------------------------
(CUSIP Number)

December 4, 2006
---------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78403A106	13G	Page 2 of 8 Pages

COMMON STOCK

(1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

AmTrust Capital Management, Inc.
20-5769766

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Delaware

Number of Shares	(5)	Sole Voting Power
Beneficially Owned		1,328,731
by Each Reporting
Person With	(6)	Shared Voting Power
		0

		Sole Dispositive Power
	(7)	1,328,731

	(8)	Shared Dispositive Power
		0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,328,731

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
6.2%

(12)	Type of Reporting Person (See Instructions)
CO

CUSIP No. 78403A106	13G	Page 3 of 8 Pages

COMMON STOCK

(1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

Jan Loeb

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

USA

Number of Shares	(5)	Sole Voting Power
Beneficially Owned		1,328,731
by Each Reporting
Person With	(6)	Shared Voting Power
		0

		Sole Dispositive Power
	(7)	1,328,731

	(8)	Shared Dispositive Power
		0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,328,731

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
6.2%

(12)	Type of Reporting Person (See Instructions)
IN

CUSIP No. 78403A106	13G	Page 4 of 8 Pages

Item 1(a).	Name Of Issuer:

The SCO Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

355 South 520 West
Lindon, Utah 84042

Item 2(a).	Names of Persons Filing:

(i)	AmTrust Capital Management, Inc.
(ii)	Jan Loeb

Jan Loeb is the President and a member of the Board of Directors of AmTrust Capital Management, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

AmTrust Capital Management, Inc. 10451 Mill Run Circle Owings Mills, MD 21117

Item 2(c).	Citizenship:

AmTrust Capital Management, Inc. is a Delaware corporation. Jan Loeb is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $.001 per share

Item 2(e).	CUSIP Number:
78403A106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under Section 8 of the Investment Company Act
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

CUSIP No. 78403A106	13G	Page 5 of 8 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership

Common Stock

(i)	AmTrust Capital Management, Inc.

(a)	Amount Beneficially Owned:
As of December 4 2006: 1,328,731 shares

(b)	Percent of Class: 6.2

(c)	Number of shares as to which the person has:

(i)	sole power to vote or direct the vote: 1,328,731

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,328,731

(iv)	shared power to dispose or to direct the disposition of: 0

(ii)	Jan Loeb

(a)	Amount Beneficially Owned:
As of December 4, 2006: 1,328,731 shares

(b)	Percent of Class: 6.2%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or direct the vote: 1,328,731

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,328,731

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 78403A106	13G	Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are the sole members of the group.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 78403A106	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	AMTRUST CAPITAL MANAGEMENT, INC., a Delaware corporation

	By:	/s/ Jan Loeb
By: Jan Loeb
Its: President

Date: February 14, 2007		/s/ Jan Loeb
Jan Loeb

CUSIP No. 78403A106	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2007 by and among Jan Loeb and AmTrust Capital Management, Inc.